                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 2)/1/

                              USA Networks, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  902984 10 3
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                                (CUSIP Number)

        William D. Savoy                                With a copy to:
          Vulcan, Inc.                                  --------------
       505 Union Station                                Alvin G. Segel
505 Fifth Avenue South, Suite 900                     Irell & Manella LLP
    Seattle, Washington 98104                      1800 Avenue of the Stars
      Tel:  (206) 342-2000                                 Suite 900
      Fax:  (206) 342-3000                       Los Angeles, California 90067
                                                      Tel:  (310) 277-1010
                                                      Fax:  (310) 203-7199
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                August 14, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 6 Pages)

-------------------
     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

---------------------                                          -----------------
CUSIP No. 902984 10 3                 13D                      Page 2 of 6 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Paul G. Allen
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                        (b) [_]
     Not Applicable
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                      [_]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                        7.   SOLE VOTING POWER

                             20,024,027 shares
                        --------------------------------------------------------
       NUMBER OF        8.   SHARED VOTING POWER
        SHARES
     BENEFICIALLY            - 0 -
       OWNED BY         --------------------------------------------------------
         EACH           9.   SOLE DISPOSITIVE POWER
       REPORTING
     PERSON WITH:            20,024,027 shares
                        --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

                             - 0 -
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     20,024,027 shares

     Includes options to purchase an aggregate of 69,999 shares of Common Stock granted to Mr. Allen.
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     Not Applicable
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.4% based on 313,996,640 shares of Common Stock outstanding on October 15, 2001 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

     Because shares of Class B common stock ("Class B Stock") of the Issuer are entitled to ten (10) votes per share while the Common Stock of the Issuer is entitled to one (1) vote per share, Mr. Allen beneficially owns shares representing 2.1% of the voting power of the outstanding securities of the Issuer (based on 313,996,640 shares of Common Stock and 63,033,452 shares of Class B Stock outstanding on October 15, 2001 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30,
     2001).
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILING OUT

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                                                               Page 3 of 6 Pages
                                                               -----------------

                                  SCHEDULE 13D

     This statement, which is being filed by Paul G. Allen, constitutes Amendment No. 2 to the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on May 30, 1997 on Schedule 13D (the "Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on July 23, 1997. The
Schedule 13D relates to the common stock, par value $.01 per share, of USA Networks, Inc., a Delaware corporation formerly named HSN, Inc. (the "Issuer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D.

Item 1.     Security and Issuer.

     Item 1 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

            Common stock, $.01 par value per share, of USA Networks, Inc. (formerly named HSN, Inc.) ("Common Stock").

            152 West 57th Street
            New York, New York 10019

Item 2(b).  Identity and Background.

     Item 2(b) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

            (b) Address of Principal Business Office:

                505 Union Station
                505 Fifth Avenue South, Suite 900
                Seattle, Washington 98104

Item 5.     Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended by adding the following:

            (a) As of the date of this Amendment, Mr. Allen beneficially owns 20,024,027 shares of the Issuer's Common Stock, including options to purchase an aggregate of 69,999 shares of Common Stock. Mr. Allen's stockholdings represent approximately 6.4% of the Issuer's Common Stock outstanding. Because shares of Class B common stock ("Class B Stock") of the Issuer are entitled to ten (10) votes per share while the Common Stock of the Issuer is entitled to one (1) vote per share, Mr. Allen beneficially owns shares representing 2.1% of the voting power of the outstanding securities of the Issuer.

                                                               -----------------
                                                               Page 4 of 6 Pages
                                                               -----------------

     All of the percentages set forth in this Item 5(a) are based upon 313,996,640 shares of the Issuer's Common Stock and 63,033,452 shares of the Issuer's Class B Stock outstanding on October 15, 2001 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

(b) Mr. Allen has sole voting and dispositive power with respect to all of the shares of the Issuer's Common Stock beneficially owned by him.

(c) Mr. Allen effected the following open market sales of shares of Common Stock during the sixty days prior to August 14, 2001 and through the date of this
Amendment:

 Date          Number of Shares of Common Stock Sold          Price Per Share
 ----          -------------------------------------          ---------------
8/13/01                       600,000                            $25.0852
8/14/01                       200,000                            $  25.41
8/22/01                       390,000                            $22.5046
8/23/01                        15,000                            $  22.50
8/23/01                       985,000                            $  21.30
11/9/01                       500,000                            $  20.00
11/13/01                      300,000                            $  20.00
11/14/01                      100,000                            $  20.02
11/14/01                      100,000                            $  20.12
11/14/01                      100,000                            $  20.00
11/14/01                       65,000                            $  20.05
11/14/01                       35,000                            $  20.07
11/14/01                       15,000                            $  20.06
11/14/01                       35,000                            $  20.04
11/14/01                       25,000                            $  20.10
11/14/01                       25,000                            $  20.15
11/14/01                       35,000                            $  20.20
11/14/01                       10,000                            $  20.23
11/14/01                       15,000                            $  20.22
11/14/01                       10,000                            $  20.09
11/14/01                       30,000                            $  20.12
11/14/01                       10,000                            $  20.16
11/15/01                       25,000                            $  20.04
11/15/01                       25,000                            $  20.15
11/15/01                      250,000                            $  20.10
11/15/01                      300,000                            $  20.05
11/15/01                      125,000                            $  20.02
11/15/01                      240,000                            $  20.00
11/15/01                       50,000                            $  20.25
11/15/01                       25,000                            $  20.45
11/15/01                       25,000                            $  20.35
11/15/01                       25,000                            $  20.03
11/15/01                       25,000                            $  20.30
11/15/01                       25,000                            $  20.20
11/15/01                       25,000                            $  20.18
11/15/01                       25,000                            $  20.16
11/15/01                       25,000                            $  20.08
11/15/01                       50,000                            $  20.50
11/16/01                      125,000                            $  20.20
11/16/01                       50,000                            $  20.08
11/16/01                       50,000                            $  20.10
11/16/01                       50,000                            $  20.15
11/16/01                       50,000                            $  20.30
11/19/01                    5,000,000                            $  20.50

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                                                               Page 5 of 6 Pages
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(d) Mr. Allen does not know of any other person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any Common Stock beneficially owned by him.

(e) Not applicable.

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                                                               Page 6 of 6 Pages
                                                               -----------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    February 13, 2002
                                         ---------------------------------------
                                                          (Date)

                                                       Paul G. Allen
                                         ---------------------------------------

                                         By:  /s/ William D. Savoy
                                         ---------------------------------------
                                           William D. Savoy, Attorney-In-Fact
                                           for Paul G. Allen

Note: Durable Special Power of Attorney, dated May 6, 1997, granted by Paul G. Allen to William D. Savoy was included as Exhibit 3 to the Schedule 13D and is incorporated herein by reference.